UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Latin America

Buenos Aires contracts Proactiva

to manage the city’s waste management services

Paris – Madrid, February 20, 2014. The municipality of Buenos Aires (Argentina) has just contracted the management of its waste management services to Proactiva Medio Ambiente, a Veolia Environnement subsidiary in charge of its activities in Latin America. For Veolia, this ten-year contract represents cumulative revenues of €500 million (531 million Argentine pesos a year).

Under the contract signed with the Autonomous City of Buenos Aires, Proactiva will be responsible for collecting solid household waste and urban cleaning services in Zone 1 of the Argentinian capital starting in September 2014. This central sector of Buenos Aires includes the Retiro, San Nicolás, Puerto Madero, San Telmo, Monserrat and Constitución districts. It is a dense and complex urban area with significant numbers of people and transportation passing through it, together with major economic and tourist activities. To improve both service performance and health conditions, Proactiva will implement a complete waste containerization system throughout the area.

Ramon Rebuelta, Director Latin America at Veolia Environnement, points out, “in terms of its high population and with more than 12,000 commercial and services operations, Zone 1 of the city of Buenos Aires is the most complex to operate. I am delighted with this new contract under which the Buenos Aires authorities have renewed their trust in our expertise and our technical ability to deliver quality service.”

Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement, declared, “This contract is an illustration of the expertise that Proactiva and Veolia can provide public authorities and communities in Latin America. In a region of dynamic growth and rapid urban expansion, the city of Buenos Aires in making this choice has shown that Veolia’s solutions and expertise in managing large and complex urban services make all the difference.”

Present in eight countries (Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela) through its subsidiary Proactiva, Veolia serves more than 42 million customers and employs nearly 12,000 people. In particular, the company has water management contracts in Guayaquil, Mexico City and Lima, cleaning services contracts in Caracas, São Paulo and Santiago de Chile, and has recognized expertise in wastewater treatment for industry in Brazil and hazardous waste management in Mexico. Over the past few years, Proactiva has experienced strong and profitable growth, and has doubled its operating income in the past five years. Latin America is a dynamic region with strong industrial growth, especially in the oil and gas, mining, food and beverage, and petrochemicals sectors, coupled with rapid urban expansion. Today’s increasingly stringent environmental standards are driving companies and local authorities to tackle the management of their complex environmental issues.

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012.

(*) Excluding Transdev revenues currently under divestment.

Contact

Veolia Environnement	Veolia Environnement Latin America
Ronald Wasylec	Aude Joël
+ 33 (0)1 71 75 12 23	+ 34 91 387 61 30
ronald.wasylec@veolia.com	aude.joel@veolia.com
ariane.de-lamaze@veolia.com
terri.powers@veoliaes.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer